FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated May 8, 2014 – Chukong Technologies and ARM Raise the Bar for Mobile Gaming Performance

2.	Press release dated May 9, 2014 – Transaction in Own Shares

3.	Press release dated May 9, 2014 – Director/PDMR Shareholding

4.	Press release dated May 9, 2014 – Transaction in Own Shares

5.	Press release dated May 12, 2014 – ARM Will Be Among Thousands of Makers Exchanging Ideas and Sparking Innovation at Maker Faire Bay Area 2014

6.	Press release dated May 15, 2014 – Transaction in Own Shares

7.	Press release dated May 16, 2014 – Transaction in Own Shares

8.	Press release dated May 20, 2014 – Analyst and Investor Day

9.	Press release dated May 21, 2014 – Director/PDMR Shareholding

10.	Press release dated May 28, 2014 – ARM and Ecosystem Partners Discuss Sensor to Server Innovation at the 2014 Design Automation Conference in San Francisco

11.	Press release dated May 29, 2014 – PDMR’s Shareholding

12.	Press release dated May 29, 2014 – ARM to Acquire Duolog Technologies

13.	Press Release dated June 2, 2014 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2014
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Chukong Technologies and ARM Raise the Bar for Mobile Gaming Performance

Cocos2d-x Engine Runs up to 70 Percent Faster on ARM-based Smartphones and Tablets

BEIJING and CAMBRIDGE, UK – May 8, 2014 – International mobile entertainment platform company Chukong Technologies, which powers seven out of the ten top grossing games in China, and ARM, the world's leading semiconductor intellectual property (IP) supplier, today announced a partnership to optimize games built in Cocos2d-x for ARM®-based devices. Cocos2d-x is an open-source, cross-platform game engine developed and maintained by Chukong Technologies, which has been downloaded more than 1.1 million times by developers such as Wooga, Zynga, Gamevil and more. The collaboration demonstrates Chukong Technologies' commitment to incorporating the most advanced backend technology and give developers the power to build the fastest, cleanest mobile gaming experiences.

"ARM is an industry-leading graphics processing and CPU IP company, and we're partnering with them to bring the highest quality entertainment experiences to games built on Cocos2d-x," said Ricardo Quesada, chief architect and creator of Cocos2d at Chukong Technologies. "Our goal is to create the best mobile game engine in the world, and working with ARM is a core part of this strategy."

Through the technology partnership, games built with Cocos2d-x such as Frogmind's BADLAND and Fingersoft's Hill Climb Racing will now run faster on ARM-based devices using ARM Cortex® processors and ARM Mali™ graphics processors, such as the Samsung Galaxy Note 3 SM-N900 and the Google Nexus 10. Chukong is utilizing ARM NEON™ technology, a general-purpose SIMD engine, to accelerate multimedia processing for 2D and 3D graphics, video and audio in its games. Additionally, Chukong is leveraging ARM Development Studio 5 (DS-5) and ARM Streamline performance analyzer to optimize Cocos2d-x and enhance titles published by Chukong's consumer division Coco.

"ARM's goal is to help our partners deliver console-quality gaming experiences on ARM-powered® mobile devices," said Dennis Laudick, vice president of partner marketing, media processing group, ARM. "Chukong Technologies' strategy of using a full suite of ARM technology including CPU and GPU enhances the power of ARM-based products to deliver excellent gaming experiences. By working with ARM to further optimize their Cocos2d-x gaming engine, Chukong Technologies is able to deliver performance lifts up to 70 percent, a fantastic achievement that will transform the quality of gaming in some of the world's most popular titles."

About Chukong Technologies

Chukong Technologies is a leading mobile entertainment platform company that drives and maintains a healthy development ecosystem, provides users with excellent digital content, and pushes the digital entertainment experience forward. Chukong has helped some of the world's largest mobile developers navigate the complexities of the Chinese mobile market, as well as published many of the most popular mobile titles in China, such as the Fishing Joy franchise.

Chukong Technologies aims to become a leading digital distribution company and is currently expanding its infrastructure and partnerships to facilitate new business opportunities. Headquartered in Beijing, China, the company also has operations in Tokyo, Seoul, Taipei, and Menlo Park, California. For more information, please visit http://www.chukong-inc.com/ and follow the company on Twitter at @CocoaChina.

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Media Contact TriplePoint for Chukong Technologies
chukong@triplepointpr.com
 415-955-8500

ARM, ARM-powered and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. NEON and Mali are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

Transaction in Own Shares

In the announcement of ARM's 2013 results on 4 February 2014, the Board indicated that it intended to continue to maintain a flat share count over time by undertaking a limited share buyback programme.

In this context, the Company announces that on 8 May 2014 it purchased 560,000 of its ordinary shares through UBS Limited at a volume weighted average price of 878.5152 pence per share. The highest price paid per share was 885.0 pence and the lowest price paid per share was 873.8 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 560,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,938,00.

Item 3

Announcement of changes in PDMRs' shareholdings

ARM Holdings plc (the "Company") announces the vesting of shares on 30 April 2014 under the Company's Employee Stock Purchase Plan ("ESPP") as set out below:

Name	Number of shares vesting under the ESPP at a price of 773.0 pence per share	Total resultant shareholding
Tom Lantzsch PDMR	1,033	48,325
Dipesh Patel PDMR	1,350	60,481
Antonio Viana PDMR	1,068	53,397

The Company also announces that on 8 May 2014 an award of 11,474 restricted stock units under the Company's Employee Equity Plan (the "Plan") was made in favour of Andy Smith, who joined on 1 February 2014 and is a PDMR of the Company.  Subject to the rules of the Plan, the restricted stock units will vest as Ordinary Shares at the rate of 25% on each of 8 May 2015, 2016, 2017 and 2018.

The mid-market closing price on 7 May 2014, being the business day prior to the effective date of this award, was 871.5 pence per share.

Item 4

Transaction in Own Shares

In the announcement of ARM's 2013 results on 4 February 2014, the Board indicated that it intended to continue to maintain a flat share count over time by undertaking a limited share buyback programme.

In this context, the Company announces that on 9 May 2014 it purchased 193,000 of its ordinary shares through UBS Limited at a volume weighted average price of 883.6594 pence per share. The highest price paid per share was 885.0 pence and the lowest price paid per share was 878.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 753,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,779,060.

Item 5

ARM Will Be Among Thousands of Makers Exchanging Ideas and Sparking Innovation at Maker Faire Bay Area 2014

Where: Maker Con 2014, Oracle Conference Center, 350 Oracle Parkway Redwood City, Calif. 94065 Maker Faire® 2014, San Mateo Event Center 1346 Saratoga Dr. San Mateo, Calif. 94403

When: Maker Con, May 13-14 2014
Maker Faire, May 17-18 2014

What: ARM and its partners will be among the thousands of makers showing their projects, exchanging ideas, and having fun at Maker Faire Bay Area 2014. Our team will be on hand to swap ideas and inspire everyone, from children and hobbyists to developers and entrepreneurs, to create amazing ARM®-based projects.

ARM-based technology at Maker Faire:
▪	Accessible ARM-based platforms from Arduino, BeagleBone, Electric Imp and Raspberry Pi will feature across maker project exhibits and presentations.
▪	ARM partners Atmel, Freescale, NVIDIA, Qualcomm and Texas Instruments will be at the show, exhibiting the breadth of solutions and platforms necessary for maker-imagined projects and innovations.

ARM at Maker Faire (exhibit #405):

▪	The iFixit team will be conducting live tear-downs of the latest gadgets to reveal their ARM-based anatomy.
▪	Innovative start-ups and members of the maker pro community will be joining us, including Anki, MbientLab, Relayr, Spark.io and Xively.
▪	Learn how to make a wearable device with MetaWear, the tiny ARM Cortex®-M0 based Bluetooth® low energy platform from MbientLab.
▪
Don't miss the ARM Device Lab for a chance to be hands on with Arduino, ARM mbed™, Electric Imp and Raspberry Pi. Our very own makers will be on hand to give a glimpse of the projects they are working on and provide technical advice on creating the next generation of devices.

Maker Con

Tiny, efficient, ultra low-power chips mean almost any product can be intelligent and connected. The technology is here today, with accessible platforms such as Arduino and Raspberry Pi illuminating the possibilities. ARM presents a session on the technology and how collaboration can build a new industry.

Session: Internet of Things: Tiny Devices Making a Huge Difference

▪	Date: Tuesday, May 13
▪	Time: 2:05-2:25 p.m. PDT
▪	Location: Room 202/203
▪	Speaker: Dominic Pajak, Embedded Strategist, ARM

Who:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the IoT.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. mbed is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 6

Transaction in Own Shares

The Company announces that on 15 May 2014 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 866.8968 pence per share. The highest price paid per share was 871.0 pence and the lowest price paid per share was 863.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,053,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,483,228.

Item 7

Transaction in Own Shares

The Company announces that on 16 May 2014 it purchased 327,065 of its ordinary shares through UBS Limited at a volume weighted average price of 854.6684 pence per share. The highest price paid per share was 860.0 pence and the lowest price paid per share was 841.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,380,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,156,163.

Item 8

ANALYST AND INVESTOR DAY

CAMBRIDGE, UK, 20 May 2014-ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property supplier, will be hosting analyst and investor presentations today in London.

The presentations will cover the following topics:

1.	Welcome: Stuart Chambers Chairman
2.	ARM's Strategy for Growth: Simon Segars, CEO
3.	ARM's Growth From the Infrastructure Revolution: Lakshmi Mandyam, Director of Server Systems
4.	Extending Mobile and Winning Key Designs: Pete Hutton, EVP and President of Product Groups
5.	ARM's Financial Outlook: Tim Score, CFO

There will be a live webcast from the company's website at www.arm.com/ir commencing at 10am.  A copy of the presentation will be on the website, and replay of the webcast will be available by 5pm BST on 20 May 2014.

CONTACTS:

Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy and Geomerics Ltd.

Item 9

Announcement of Acquisition of Shares

ARM Holdings plc (the "Company") announces that on 20 May 2014 Antonio Viana, who is a PDMR of the Company, acquired 214 shares in the Company through the automatic reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan. His total holding after this addition is 53,611 shares

The price paid for the shares acquired through this automatic dividend reinvestment was 877.38 pence per share.

Item 10

ARM and Ecosystem Partners Discuss Sensor to Server Innovation at the 2014 Design Automation Conference in San Francisco

What: ARM and the ARM® Connected Community are showcasing how the ecosystem's technology is driving innovation across the industry: from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Where: Design Automation Conference at Moscone Center, 747 Howard Street, San Francisco.
▪	ARM Connected Community Partner Pavilion and Theater (booth #2001)
▪	ARM Exhibit and Demonstrations (booth #2007)

When: June 1-5, 2014

Why: Attendees can learn how ARM works with the ARM Connected Community to enable leading semiconductor vendors and OEMs with optimized ARM-based system-on-chips (SoCs) for a wide range of applications. Our experts will be on hand to discuss and demonstrate the latest ARM technology.

ARM Connected Community Partner Pavilion:

▪
Product demonstrations and presentations from 16 ARM Connected Community Partners including: ANSYS, Arteris, ASTC/VLAB Works, Cadence Design Systems, Carbon Design Systems, Imperas Software, Lauterbach, Memoir Systems, Mentor Graphics, NetSpeed Systems, Rambus, Sonics, Space Codesign Systems, Synopsys, TSSI and Zocalo. To view the location of the pavilion, go to: https://dac.com/content/arm-connected-community-pavilion

▪	A program of presentations from ARM and its partners addressing today's most challenging design issues and trends. To view the theater schedule, go to: http://www.arm.com/about/events/dac-2014.php

ARM at DAC:

▪	ARM experts will present in over 30 technical sessions, panels and events during the conference
▪	Dr. Dipesh Patel, executive vice president and general manager, physical design group at ARM, will provide a Visionary Talk on Thursday, June 5
▪	ARM Accredited Engineer Program and ARM Connected Community demonstrations
▪	ARM Technology Demonstrations:
o	ARM Cortex®-M prototyping solution for the embedded systems market
o	ARM POP™ IP to accelerate SoC design cycles, along with physical IP platforms to support advanced process nodes including 16-nanometer (nm) FinFET and 28HPM
o	ARM low power 55/40nm Physical IP platforms for IoT applications
o	Fast Models to simplify SoC development using instruction accurate models for ARM processor-based platforms

The ARM Connected Community Step Challenge at DAC:

ARM-based processors power most of today's wearables and IoT devices, including the Fitbit. ARM and its partners will be taking part in a Fitbit Step Challenge during the conference. Follow the leaders on the ARM Connected Community and on ARM Social Media under the hashtag #ARMStepChallenge.

Notes to Editors:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. POP is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 11

Announcement of change in PDMR's shareholding

ARM Holdings plc (the "Company") announces that on 22 May 2014 Antonio Viana, who is a PDMR of the Company, sold 1,068 shares at a price of 883 pence per share. His total resultant holding is 52,543 shares.

Item 12

ARM to Acquire Duolog Technologies

ARM® to strengthen its IP configuration and integration capability and address increasing SoC complexity with Duolog acquisition.

29 May, 2014, ARM is acquiring Duolog Technologies, a leader in design configuration and integration technology for the semiconductor industry. The acquisition will expand ARM's position at the forefront of deploying complex system IP including debug and trace IP, and will help ARM partners design and deploy system IP and manage increasing SoC integration complexity. The agreement will extend ARM's market reach for ARM CoreLink™ Interconnect and Controllers and CoreSight™ debug and trace roadmaps across mobile, enterprise and IoT markets. Additionally ARM will extend the use of Duolog Socrates within its own sub-system design flow.

Duolog's award-winning Socrates platform configures IP in a standardized way ideal for importing into EDA tools to perform tasks such as sub-system functional verification and validation. Over the last 10 years Socrates has been used for over 100 successful tape-outs. ARM will continue to support Duolog's Socrates licensee base.

The acquisition is expected to be completed in Q3 2014. The terms of the deal have not been disclosed.

Ends

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. CoreLink and CoreSight are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 13

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:
ARM Holdings plc's issued share capital as at 31 May 2014 consists of 1,409,570,538 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 1,380,065 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,408,190,473.

The above figure 1,408,190,473 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.